

Wachovia Securities

Houston
May 16, 2006

www.sug.com



Trunkline LNG History

- 1978 Trunkline LNG terminal construction begins nine miles southwest of Lake Charles, La.

- 1981 terminal construction completed on 382-acre site

  - 630 MMcf/d of sendout capacity

  - 6.3 Bcf of storage

  - 3 LNG storage tanks

  - 7 gas-fired water bath vaporizers

- 528 cargoes delivered through April 2006



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Trunkline LNG Company



- Unit of Southern Union Company since June 2003
- One of North America's largest operating facilities
- Fully contracted with high credit quality counterparty – BG Group – until 2028
- A leading player in the LNG sector
- Ability to handle high calorific cargoes

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Trunkline Gas Company

- Sole downstream pipeline from Trunkline LNG
- Built Loop Line in 2005
  - 23 miles of 36″ loop to mainline
  - 2.1 Bcf/d of capacity
  - Several (6+) new or expanded delivery points



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Phase I Expansion

- Doubled sendout capacity to 1.2 Bcf/d

- Peaking of 1.5 Bcf/d

- Increased storage capacity to 9 Bcf

- Added layberth

- Completed and in service April 5, 2006



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Phase II Expansion



Above: Artist's rendering of expanded facility.

- Increase sendout capacity to 1.8 Bcf/d

- Peak sendout of 2.1 Bcf/d

- Converting layberth to unloading dock

- Construction underway

- Completion expected mid-2006

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Trunkline LNG: Infrastructure Enhancement Project (IEP)



Trunkline LNG will install new facilities at the Lake Charles terminal to allow for Ambient Air Vaporization of LNG and for Natural Gas Liquids processing.



- **In-Service**
  - Mid 2008
- **Facilities**
  - Ambient Air Vaporization (AAV) capable of providing 2.1 Bcf/d of sendout
  - Natural Gas Liquids (NGL) extraction equipment
- **Benefits**
  - Gas quality control mechanism
  - Lower fuel consumption
  - Increased supply to TGC

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LNG Business Strategy

- Mitigate risk through contracts
    - High credit counterparty – BG Group
    - Long term contract - 2028
    - Minimal financial impact related to terminal usage – reservation based
- Produce stable earnings and cash flow
- Grow with our customer

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LNG Project Summary

Project Name	Capacity	Est. Cost ($MM)	Est. EBIT* ($MM)	In Service	Comments
Trunkline LNG Phase I	570 MMcf/d 2.7 Bcf storage	$137	$28	April 5, 2006	Complete
Trunkline LNG Phase II	600 MMcf/d	$82	$16	Mid 2006	Under construction
Trunkline LNG IEP	Vaporization & NGL extraction	$250	$35-$40	Mid 2008	Filed with FERC

* Note: EBIT is equivalent to operating income under GAAP.

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Southern Union Today



The Transforming Years

Southern Union entered the 21st century as the owner of four regulated gas LDC's

Five years later, Southern Union is the second-largest owner and operator of gas pipelines in the U.S. with an unprecedented number of growth opportunities

GROWING FORWARD

2001

Four LDCs

2002

2003

- Acquisition of Panhandle
- Sale of Texas Gas

2004

Acquisition of CrossCountry

2005

2006

- Acquisition of Sid Richardson
- Sale of PG Energy
- Sale of RI LDC

11

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Delivering Growth in Value

CAGR = 14.7%

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Value Creation Strategy

- Move to higher returning businesses
  - 2003: Panhandle/Texas Gas
  - 2004: Investment in Cross Country
  - 2006: Sid Richardson/PG Energy & Rhode Island
- Efficiently manage existing assets
  - Integration of Panhandle and Cross Country
  - MGE rate structure
  - Shared services
- Use free cash flow to fund growth and optimize capitalization
  - Reinvest in growth projects
  - Optimize debt level – maintain ratings/maximize return
- Broaden shareholder appeal
  - Change in FY from June to December
  - Cash dividend
  - Improved transparency of disclosures

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Expansive Footprint



New England Gas Company

Missouri Gas Energy

Panhandle Eastern Pipe Line

Transwestern Pipeline

Southern Union Gas Services

Trunkline Gas

Florida Gas Transmission

Trunkline LNG

Sea Robin Pipeline

storage



Business Segments

- Transportation and Storage
  - Panhandle Energy
    - Panhandle Eastern Pipe Line
    - Trunkline Gas Company
    - Sea Robin Pipeline
    - Trunkline LNG
    - Southwest Gas Storage
  - CrossCountry Energy (50% equity interest)
    - Transwestern Pipeline (100%)
    - Florida Gas Transmission (50%)



Business Segments

- Midstream
  - Southern Union Gas Services
- Distribution
  - Missouri Gas Energy
  - New England Gas Company (RI under contract for sale)
  - PG Energy (under contract for sale)

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Pipeline Assets

- **Panhandle Eastern Pipe Line (PEPL)**
  - 6,500 mile 4-line system
  - 2.8 Bcf/d capacity
- **Trunkline Gas (TGC)**
  - 3,500 mile 2-line system
  - 1.5 Bcf/d capacity
- **Sea Robin**
  - 450 mile offshore system
  - 1.0 Bcf/d capacity

- **Transwestern (TW)** 50%
  - 2,400 mile bi-directional flow system
  - 2.1 Bcf/d capacity (1.2 Bcf/d west; 800 MMcf/d east)
  - 1.2 Bcf/d San Juan to mainline capacity
- **Florida Gas (FGT)** 25%
  - 5,000 mile system
  - 2.1 Bcf/d capacity

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Trunkline LNG Company



- One of North America's largest operating facilities
- Fully contracted with high credit quality counterparty—BG Group—until 2028
- 1.2 Bcf/d baseload sendout
- 9.0 Bcf storage
- Send out capacity to be expanded to 1.8 Bcf/d by mid 2006
- Ambient air vaporization and NGL extraction to be in service by 2008

Trunkline LNG is a Leading Player in LNG Sector

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Distribution Assets

Missouri Gas Energy



- Headquartered in Kansas City, MO
- Serves approximately 500,000 customers
- Serves 34 counties throughout MO
- Regulated by the Missouri PSC

PG Energy



- Headquartered in Wilkes-Barre, PA
- Serves approximately 160,000 customers
- Serves 13 counties in northeastern and central PA
- Regulated by the Pennsylvania PUC
- Announced sale of PA assets to UGI for $580 million

New England Gas Co.



- Headquartered in Providence, RI
- Serves approximately 300,000 customers
- Serves the state of Rhode Island and SE Massachusetts
- Regulated by the RI PUC and the Massachusetts DT&E
- Announced sale of RI assets to National Grid for $575 million including assumed debt of $77 million

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Gathering and Processing

SU Gas Services – Area of Operations

WEST EUNICE COMP. STA.
JAL PLANT
KEYSTONE PLANT
HALLEY PLANT
MI VIDA TREATER
BLOCK 16 TREATER
COYANOSA PLANT
TIPPETT PLANT
PUTNAM TREATER
GREY RANCH CO2 TREATER
LEA
EDDY
GAINES
ANDREWS
NEW MEXICO
TEXAS
LOVING
WINKLER
ECTOR
MIDLAND
GLASSCOCK
CULBERSON
WARD
CRANE
UPTON
REAGAN
REEVES
PECOS
CROCKETT
TERRELL
GAS GATHERING AND PROCESSING FACILITIES
Permian Basin Area
North System
South System
Major High Pressure Transfer Pipelines
Richardson NGL Pipeline

Pipelines	
Total Miles	4,750
Producer Delivery Points	1,754
Current Throughput	596 Bbtu/d (1)
Field Compression HP	104,840
Gas Processing Plants	
Active Plants (2)	4
Processing Capacity (3)	470/410 MMcfd
Processing Throughput	388 MMcf/d (1)
Field Compression HP	127,520
Treating Plants	
Active Plants	6
Treating Capacity	765/590 MMcfd
Treating Throughput	426 MMcf/d (1)
Compression HP (4)	7,200

1. As of March 1, 2006.
2. Each of the 4 active processing plants also contain treating plants.
3. Active plants are expandable to 485 MMcf/d.
4. Represents compression HP at the Grey Ranch and Mi Vida treating plants.

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The Sid Rich Acquisition

- Sid Richardson Energy Services and related companies acquired by SUG March 1, 2006

- Renamed Southern Union Gas Services

- Purchase price $1.6 billion

- Funded with interim financing, to be replaced with proceeds from asset sales and appropriate permanent financing within the calendar year

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SU Gas Services Overview

- Major provider of gas gathering and processing services in the Permian Basin

- Fully integrated pipeline system

- Reliable operations

- Attractive contract structure

- Strong producer relationships

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Differentiating Factors

- Inter-connected assets
    - High pressure "backbone" connects local systems
    - Treatment and blending
    - Can accept a variety of gas qualities
- Attractive contract structure
    - Fixed recoveries
    - Ease of administration
    - Fixed F F & U
- Operational reliability
    - Market responsiveness
    - Reject/blend modes
    - Low F F & U

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Differentiating Factors

Inter-Connected Assets

Converts NGL spread exposure into more manageable natural gas price exposure

Attractive Contract Structure

Operational Reliability

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Processing Risk Profile



Data from Nov/Dec 2005 Daily Processing Model

Gas price averaged for the period



Hedging Strategy

- SUG has put options in place to limit downside and reduce exposure to commodity price risk

  - $11 floor for 2006 on 85% of volumes

  - $10 floor for 2007 on 50% of volumes

- We will continue to layer in price protection at appropriate entry points

- We can hedge effectively on Waha natural gas due to fixed recovery contract structure; eliminates exposure to NGL's and to basis risk

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Growth Projects



Projects in Process

Project Name	Capacity	Est. Cost ($MM)	Est. EBIT* ($MM)	In Service	SUG %	Comments
Trunkline LNG Phase I	570 MMcf/d 2.7 Bcf storage	$137	$28	April 5, 2006	100%	Complete
Trunkline LNG Phase II	600 MMcf/d	$82	$16	Mid 2006	100%	Under construction
Florida Gas Phase VII	100 – 160 MMcf/d	$60 - $100	$6 - $14	Mid 2007	25%	Filed with FERC
Trunkline LNG IEP	Vaporization & NGL extraction	$250	$35-$40	Mid 2008	100%	Filed with FERC

* Note: EBIT is equivalent to operating income under GAAP.

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Projects Under Negotiation

Project Name	Capacity	Est. Cost ($MM)	Est. EBIT ($MM)	In Service
Trunkline North Texas	600 MMcf/d	$90 - $110	Under Negotiation	Late 2007
Phoenix Lateral	500 MMcf/d	$500 - $600	Under Negotiation	Early 2008

Note: All data shown above is subject to revision based upon final project specifications.

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Financial Information



EPS Growth Profile



* - 2005 Diluted EPS excludes a non-cash charge of $175 million related to the impairment of goodwill for the distribution properties expected to be sold in 2006. Reported EPS was $.03 per share.

Note: Prior period EPS amounts have been adjusted to reflect the 5% stock dividend paid to shareholders on September 1, 2005. Previously issued 2006 GAAP guidance included contributions from SU Gas Services for ten months, closing of the LDC sales prior to the end of the third quarter, and excludes projected one-time charges related to the announced LDC sales.

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Strong Cash Generator



Cash Flow From Operations
(Before Changes in Working Capital)

Note: Data shown represents fiscal year ended June 30, 2003 and calendar years ended December 31, 2004 and 2005.

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Segment Operating Income



As we have changed our asset focus, we have demonstrated measured growth...

Legend: ☐ Distribution ☐ Transportation

Note: Data shown represents fiscal years ended June 30, 2002 and 2003 and calendar years ended December 31, 2004 and 2005. 2005 data excludes a non-cash charge of $175 million related to the impairment of goodwill for the Company's distribution businesses under contract to be sold in 2006. Reported operating income for the distribution segment was a loss of $42.5 million.

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Respect for the Balance Sheet



...and improved our balance sheet.

We have accomplished this with a combination of prudent financing and strong internal equity formation.

Note: Debt/Cap ratio as of December 31 for periods shown; provides 100% equity credit for preferred stock and convertible equity units.



1Q 2006 Highlights ($000s)

Segment	EBIT	D&A	Adj.	Adj. EBITDA
Transportation	$86,801	$17,474	$25,818[1]	$130,093
Midstream	$7,113	$5,552	$5,400[2]	$18,065
Distribution	$29,989	$7,583		$37,572
Corporate & other	$27,603	$256		$27,859
Total EBIT	$151,506	$30,865	$31,218	$213,589

1. Includes SUG's 50% of Transwestern's interest and depreciation of $23 million plus SUG's 25% of Citrus' interest, taxes, and depreciation of $57 million.

2. Includes $6.6 million of cash settlement from March options less $1.2 million non-cash income related to the time value portion of the hedge.

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1Q EBIT Reconciliation ($000s)

Total EBIT	$151,506
Interest	$42,221
Taxes	$35,867
Net earnings from continuing operations	$73,418
Net earnings from discontinued operations	$24,529
Preferred dividends	$4,341
Net earnings available to common shareholders	$93,606

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